

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

<u>Via E-mail</u>
John H. Kispert
President and Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, California 94088

> **Re: Spansion LLC and co-registrants**
> **Registration Statement on Form S-4**
> **Amended on August 10, 2011**
> **File No. 333-174593**
> **Spansion Inc.**
> **Form 10-K for the fiscal year ended December 26, 2010**
> **Filed February 23, 2011**
> **File No. 001-34747**

Dear Mr. Kispert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that in response to our prior comments you submitted with Amendment No. 1 to the registration statement proposed revisions to your Form 10-K. Please file these proposed revisions as correspondence on EDGAR. In addition, we await the filing of the amendment to your Form 10-K.

Amendment No. 1 to Form S-4

Supplemental Letter

2.   Please revise the supplemental letter to include the representation that with respect to any broker-dealer that participates in the exchange offer with respect to outstanding private notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange notes.

3.   Please revise the supplemental letter to include the representation that you will receive from an exchange offeree in order to participate in the exchange offer the following: if the exchange offeree is a broker-dealer holding outstanding private notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding private notes pursuant to the exchange offer.

4.   Please revise the supplemental letter to state that broker-dealers may be statutory underwriters.

Effectiveness of the Plan and Exit Financing, page 3

5.   Please revise here or elsewhere in the summary as you deem appropriate to include a brief discussion of the private note offering closed on November 9, 2010.

We have recently transformed our business through the implementation…, page 12

6.   We note your response to our prior comment 10. However, given that you will remain exposed to the wireless market, please revise your disclosure to address any attendant risks related to that market.

Our business has been characterized by selling prices…, page 13

7.   We note your response to prior comment 11. However, the discussion under the risk factor entitled "If essential equipment or adequate supplies…" does not adequately discuss the historical volatility of key component materials (including identification of such materials, as necessary) and the impact of the volatility on your operations. Please revise to add or expand an appropriate risk factor to address the prior comment.

We cannot be certain that the Chapter 11 Cases…, page 14

If we are unable to attract and retain…, page 14

8.   We note your response to prior comment 12 and reissue the comment. Please quantify, if practicable, the significant loss of market share mentioned in the second paragraph under "We cannot be certain…". In addition, we note that the final paragraph of the same risk factor identifies risks related to the bankruptcy but does not explain them. For instance, it is not clear what strategic business opportunities are precluded or restricted and what actions you may be required to take that would not otherwise be necessary. Revise accordingly.

9.   Also with regard to prior comment 12, please revise the risk factor entitled "If we are unable to attract…" on page 14 to discuss, if material, the impact of the Chapter 11 cases on the size and experience of your workforce.

Competitors may introduce new memory…, page 19

10.   We note your response to prior comment 13. However, your added disclosure focuses solely on the drawbacks of these new technologies. Please revise to clarify whether the potentially competitive technologies that you discuss provide additional capabilities, which you do not provide, that may be desired and valued by customers.

Withdrawal of Tenders, page 36

11.   We note your response to prior comment 15 and reissue the comment. Please clarify how long investors should expect for withdrawal requests to be processed and their accounts to be credited with the withdrawn notes.

Conditions, page 37

12.   Please revise to include the statement contained in your response to prior comment 16.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 45

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Twelve Months Ended December 26, 2010, page 46

13.   Please explain to us why you did not include a pro forma earnings per share calculation within your pro forma condensed consolidated statement of operations.

14.   Please revise footnotes (1) and (2) to quantify the reduction of nets sales and cost of sales for the revaluation related to the deferred revenue where no future performance obligation exists and the revaluation of inventory to market that you did not reflect in the

unaudited pro forma condensed statement of operations since these adjustments were non-recurring in nature.   Refer to Rule 11-02(b)(5) of Regulation S-X.

15.   Please revise footnote (3) to explain how you determined the depreciation expense and amortization expense adjustments related to your step-up of property, plant and equipment and your amortizable intangible assets.

16.   Please revise footnote (4) to include the assumptions that you utilized in making this adjustment to lower the interest and financing charges as a result of issuing debt with a lower rate of interest and utilizing the proceeds from the notes to partially pay down existing higher-interest debt.

Experts, page 98

17.   We note your response to our prior comment 22. In light of your response and the fact that your independent registered public accounting firm issued an opinion on the effectiveness of the company's internal control over financial reporting and not on management's assessment of the effectiveness of the company's internal control over financial reporting, please revise the section to clarify the information passed upon or opined on by the experts and to remove any implication that the company relied upon its independent registered public accounting firm in completing management's assessment of the effectiveness of internal control over financial reporting.

Incorporation by Reference, page 99

18.   We note your response to prior comment 23. Please expand your analysis as to why the staff's guidance regarding the limited availability of Form S-3 and your inability to meet the transaction requirements should not disallow your use of incorporation by reference.

Exhibits

19.   We note your response to our prior comment 26. However, please tell us how you will obtain from the beneficial owners of the outstanding private notes the required representations typically contained in the letter of transmittal. Please consider this comment together with our comments above relating to the supplemental letter.

Exhibit 5.1

20.   We note your response to prior comment 29. Please remove items (iii) and (iv) of the fourth paragraph of the opinion or tell us, in each instance, why you believe these carve-outs are necessary and appropriate.

21.   We note your response to our prior comment 30. However, it continues to appear that the assumption contained in item (c) of the fifth paragraph of the opinion appears to be a

conclusion that is fundamental to the opinion given. Please revise to remove the assumption or explain why it is appropriate. Additionally, please tell us why the opinion contains this assumption given that counsel has relied upon the certificate from the officers.

Exhibit 23.3

22.   Further to your response to prior comment 33, we issued our comment because we noted that the report of Ernst & Young LLP included on page 135 of Spansion, Inc.'s Form 10-K for the fiscal year ended December 26, 2010 is dated February 12, 2011, not 2010. It appears that either the date on the consent or the date on the report is in error and should be amended. This comment also applies to the consent included in the Form 10-K for the fiscal year ended December 26, 2010.

Form 10-K for the fiscal year ended December 26, 2010

23.   Please reconcile your discussion of your status as a "Large Accelerated Filer" with your disclosure of the public float on the cover of your most recent Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Results of Operations, page 52

24.   We note your response to prior comment 34 and your updated proposed disclosures. We further note similar disclosures within your June 26, 2011 Form 10-Q. Even though you removed the combined presentation of the predecessor and successor periods for the year ended December 31, 2010, it appears that you still continue to discuss combined results of the predecessor and successor period for the year ended December 31, 2010. We further note from your pro forma combined condensed statement of operations for the year ended December 31, 2010 that was included within Amendment No. 1 to Form S-4 filed on August 10, 2010 that you prepared these pro forma financial statements in accordance with Article 11 of Regulation S-X and that you made material adjustments in the preparation of these pro forma financial statements. Considering these factors, please explain to us in more detail why you believe that it is still appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation and discussion to comply with our prior comment.

25.   Notwithstanding the comment above, please tell us how you considered the requirements in Item 10(e) of Regulation S-K related to non-GAAP measures for this presentation.

26.   Further to your response to prior comment 35, we continue to note that the discussion in MD&A focuses on a comparison of the combined period for fiscal 2010 to fiscal 2009

and not your historical results of operations consistent with Item 303(a) of Regulation S-K. As previously requested, please revise this filing and your June 26, 2011 Form 10-Q to present a discussion of your historical results of operations related to the predecessor and successor periods consistent with Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 66

-Consolidated Balance Sheets, page 67

27.   Given your response to prior comment 39, please tell us how you considered Rule 5-02(20) of Regulation S-X and why you did not separately state, in the balance sheet or in a note thereto, the "Spansion Japan Global Settlement Reserve" and "litigation reserve" which are in excess of five percent of total current liabilities as of December 29, 2009 and December 26, 2010.

28.   Further to the above, please confirm to us that there is not an individual liability within your "other category," which is in excess of five percent of total current liabilities as of December 29, 2009 and December 26, 2010 that should be separately presented under Rule 5-02(20) of Regulation S-X.

Note 2.   Emergence from Chapter 11, page 74

29.   We note your response to prior comments 43-44 and your revised proposed disclosures. Please tell us and revise your filing to explain why the initial enterprise value range did not include the "Bankruptcy Court-approved distributable value," which you describe as the estimated value of the company's operations on a going-concern basis plus other sources of additional value, and the "settlement of administrative claims," which you describe as the settlement of administrative claims under Chapter 11 cases.

30.   We note your response to prior comment 46. Please revise your filing to explain in more detail the assumptions utilized in the discounted cash flow methodology in determining the fair value of each intangible asset class (developed technology, customer relationships, IPR&D, etc.) similar to the one that you included within your response.

31.   Further to your response to prior comment 47, we note that your common stock began trading at $19.50 per share on May 18, 2010. As previously requested, please explain to us in more detail how you determined the fair value of your common stock issued on the effective date.

Note 3. Summary of Significant Accounting Policies, page 85

-Revenue Recognition, page 87

32.	Further to your response to prior comment 48, please revise your note to explain how you recognized revenue and related cost of sales to Spansion Japan's distributors during fiscal 2008 and the period from December 29, 2008 through March 3, 2009 similar to the one included within your response.

Note 4. Equity Incentive Plan and Stock-Based Compensation, page 93

33.	We note your response to prior comment 53 and that you utilized companies that were mature semiconductor companies of comparable or larger size in order to determine your expected volatility. You further state that if you excluded the three larger companies from your peer group that it would not significantly change the result of your analysis. Please respond to the following comments:

- Explain to us in more detail how you complied with the guidance in ASC 718-10-55-37(c).
- In order to gain a better understanding of how you determined your expected volatility, please provide us the names of the comparable companies used and how these companies are comparable to you in stage of their lifecycle, capitalization, and scope of operations, product composition, etc.
- Demonstrate to us that if you excluded the three larger companies from your expected volatility analysis that it would not have a material impact upon your expected volatility and related stock compensation expense that you recognized on the date of your emergence.

Note 6. Intangible Assets and Goodwill, page 99

34.	Further to your response to prior comment 55, please revise your filings to include information similar to your response related to your in-process research and development expense (IPR&D).

Item 11. Executive Compensation, page 139

35.	Refer to your response to prior comment 60 and your proposed revisions under the heading "2010 Executive Compensation Components." We note that your retention bonuses were intended to ensure that the company retains key employees following its emergence from bankruptcy. Given the unique challenges posed by the bankruptcy and the specific purpose of the retention bonuses, please revise to expand your discussion to clarify what you considered "comparable incentive compensation" at your peer companies and where the retention bonuses fall relative to the comparable incentive compensation. Further, please discuss the roles, responsibilities and accomplishments of each named executive officer that served as the basis for each bonus and clarify how the size of equity holdings prior to the Chapter 11 cases affected the retention bonuses received. Similarly, revise the fifth sentence on page 149 to provide a specific discussion of the bases for the stock options and RSUs awarded to each named executive officer.

36.   We note the second bullet of page 146 of your proposed revisions to the Form 10-K. Please clarify whether the criteria for maximum payout are objective or subjective. To the extent that there are objective targets that must be met in order to earn the maximum payout, please disclose them. In this regard, we note that your current disclosure states only that the maximum payout requires "significant over-performance relative to [the] target."

37.   We note the third bullet of page 146 of your proposed revisions to the Form 10-K. Please clarify, if true, that the corporate financial metrics referred to in the second sentence of this paragraph are the same as the objectives set forth in the second bullet on page 146. If different, please revise the third bullet to disclose the corporate financial metrics as well as your actual performance relative to these metrics.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551.3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (by c-mail):   Tad J. Freese, Esq. – Latham and Watkins LLP